EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges is as follows:

	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before provision for income taxes	$522,454	$587,401	$745,558	$352,816	$214,410
Equity in undistributed earnings (losses) of affiliates	(194)	(1,831)	377	3,382	253
Interest expense	38	7,380	22,520	24,629	31,820
Portion of rents representative of the interest factor	20,821	25,248	22,292	17,318	11,019

	$543,119	$618,198	$790,747	$398,145	$257,502

Fixed charges:
Interest expense, including amount capitalized	$15,496	$15,279	$28,478	$27,689	$33,721
Portion of rents representative of the interest factor	20,821	25,248	22,292	17,318	11,019

	$36,317	$40,527	$50,770	$45,007	$44,740

Ratio of earnings to fixed charges	14.95x	15.25x	15.58x	8.85x	5.76x